Filed By Energy Transfer Corp LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: September 28, 2015

DATE:	September 28, 2015
FROM:	Kelcy Warren, ETE Chairman
TO:	All Energy Transfer Partnership Employees
SUBJECT:	ETE to Acquire The Williams Companies, Inc.

Today, we announced that Energy Transfer Equity, L.P. (“ETE”) has entered into a definitive merger agreement to combine with The Williams Companies, Inc. (“Williams”). This announcement comes after a significant amount of discussions and negotiations with Williams. Under the terms of the merger agreement, a new ETE affiliate, Energy Transfer Corp LP (NYSE: ETC), will acquire all of the issued and outstanding common stock of Williams and assume Williams’ existing debt and other liabilities.

This transformative transaction, which is valued at $37.7 billion, is the largest transaction to date for the Energy Transfer family. I believe that this combination of assets will create substantial value for both companies that would not otherwise be realized. Upon closing, which is expected to occur in the first half of 2016, Energy Transfer will be the largest energy infrastructure company, the third largest energy franchise in North America and one of the five largest global energy companies.

With this transaction, ETE will have a combination of assets that creates a unique collection of compatible businesses that will drive near and long-term value for all stakeholders. The family of partnerships will include two of the largest diversified MLPs in Energy Transfer Partners, L.P. and Williams Partners, L.P., the second largest crude and logistics MLP in Sunoco Logistics Partners L.P., and a fast-growing retail fuel MLP in Sunoco LP. As a result, we will be better positioned with greater strategic and financial optionality even in a volatile commodity price environment.

I understand this announcement will create many questions for all of our Energy Transfer family employees and all of the Williams employees. As always, we commit to developing a process to answer all of those questions at the appropriate time. However, we ask that everyone be mindful that this transaction is subject to anti-trust clearance and shareholder approval and our communications may be limited in respect of those items. We would also ask that Energy Transfer employees not engage in discussion of this transaction and any potential impacts with their counterparts at Williams until such communications are permitted by the respective senior management teams.

While this news represents exciting information about our future, we always remain mindful of how we got here and getting here is in no small part attributable to all of the hard work and dedication of all of you. I also want to thank the members of our team who worked so hard to negotiate and finalize this transaction for all of their efforts.

Thank you,

Kelcy Warren

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the entry by ETE and Williams into definitive agreements for a combination of the two companies. In furtherance of this proposal and subject to future developments, ETE, ETC and Williams may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETC or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND WILLIAMS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE, ETC and Williams through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETC with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 25, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under HSR and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.